UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 30, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date:	January 30, 2008

LIHIR GOLD LIMITED
ARBN 069 803 998
Incorporated in Papua New Guinea
30 January 2008
FOURTH QUARTER
PRODUCTION REPORT
(Quarterly report for the three months ended 31 December 2007. All dollar figures refer to US dollars.)
Group Overview
•	Record annual gold production of 701,091 ozs, including 168,370 ozs in the December quarter.

•	Annual sales of 708,428 oz of gold at an average price of $666/oz. Cash gold price received for the quarter increased to $794/oz, compared with $677/oz in Q3.

•	Total cash costs at $301/oz for the year, from $297/oz in the previous year.
Operational Highlights
Lihir Island
•	Record material movements, ore milled and autoclave throughputs for the year.

•	Flotation circuit commissioned and available for operation over the full quarter.

•	Geothermal power plant in operation for the full quarter.
Operational Highlights continued
Ballarat Goldfields
•	Decline rockfall on November 19. Remediation completed and normal operations being resumed.

•	Construction of leach plant completed. Plant in commissioning.

•	Golden Point shaft development well advanced.

•	On track for commercial production by year-end.
Outlook
•	2008 production expected to be in the region of 740,000 — 820,000 oz, including approximately 40,000 — 50,000 oz from Ballarat.

•	Total cash costs/oz for the full year to be less than $350.

•	Results of feasibility study for +1 million oz expansion to be released in March.

•	Long-term growth strategy remains on track to reach total annual production rate of +1.2 million oz within the next 3 to 4 years.
Fourth Quarter Production Report for the three months ended 31 December 2007      Page 1 of 11

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Continued transformation and repositioning of LGL for improved financial performance in 2007 and beyond.
MANAGING DIRECTOR’S REVIEW
For the second consecutive year, LGL was able to report record material movements, record process plant throughputs and record annual gold production in 2007. A total of 701,091 oz was produced, up 7.7 percent on the prior year, and including 168,370 oz in the final quarter.
A number of important initiatives was successfully implemented in the year, continuing the transformation of the company and repositioning LGL for improved financial performance in 2007 and beyond.
These include:
•	Completion of the Lihir Island plant expansion through the installation of the flotation circuit, together with additional milling capacity. The various components of the expansion were commissioned gradually over the second half of the year, lifting plant throughput to record levels.

•	Expansion of the Lihir Island geothermal power station, lifting generating capacity from 36MW to 56 MW. The additional capacity was in operation from April, providing significant savings on power generation costs, while simultaneously reducing greenhouse gas emissions and generating carbon credit revenues.

•	Completion of the Ballarat merger in March, and the ensuing development of the underground infrastructure which will enable commercial production to commence by the end of 2008.

•	Financial restructure. The company completed a A$1.2 billion capital raising in April, through a one for three rights issue and placement to shareholders. The proceeds were used to close out all hedging and repay a gold loan and other secured debt.

This transaction has proven to be very worthwhile for shareholders, enabling LGL to capture the full benefits of the recent increase in gold prices. The cash gold price received for the year was $666/oz, up from $510/oz in 2006. The restructure also enhanced the company’s financial flexibility.

•	Significant progress on a feasibility study, which is examining an expansion of production capacity at Lihir Island to more than 1 million oz per year. The results of the feasibility study, which commenced in the first quarter of 2007, are expected to be released in March.
Together, these initiatives demonstrate that good progress was achieved in 2007. However, a number of challenges also were encountered in the year, including:
•	Delays in commissioning parts of the process plant expansion, particularly in the mills and oxygen plant, leading to production being lower than otherwise would have been the case. The new oxygen plant is yet to complete commissioning due to component defects.

•	Equipment failures in the shovel fleet and the primary crusher.

•	Labour issues arising at Lihir Island in the third quarter, which reduced production by approximately 35,000 oz. These issues have since been resolved and workforce communications improved.

•	A delay in the Ballarat underground development due to a rock fall in the main Woolshed Gully decline on November 19. All employees were safely brought out of the mine within a short time and no injuries were reported. Underground development resumed in January, and commercial production is now scheduled to commence by the end of the current year.
Fourth Quarter Production Report for the three months ended 31 December 2007      Page 2 of 11

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Together, these issues contributed to production in the year being below initial expectations, particularly in the second half. Despite these short-term setbacks, the long term strategy remains intact, and the company continues to make good progress in lifting production and increasing efficiencies.
The year also was rewarding for shareholders, with the share price rising by 26%. This places LGL at number 21 in the ranks of the ASX 100, in order of annual share price performance.
Outlook
The current year should see another significant boost to production for LGL.
At Lihir Island, material movements are expected to be maintained at approximately 55 – 60 million tonnes for the year. Ore milled is forecast to rise to more than 6 million tonnes, due to the operation of the expanded milling capacity for the full 12 month period. Head grade to the mill is expected to reduce to approximately 4 – 4.5 grams per tonne, closer to the average grade for the Lienetz pit. This is partly due to the stage of pit development, but also because of increases in plant throughput, which have naturally led to reductions in the average grade for mill feed.
Autoclave feed grade is forecast to be approximately 5.0 – 5.3 g/t, benefiting from the utilisation of the flotation circuit.
As stated earlier, the new oxygen plant has been delayed due to defective components. The plant, which has a capacity of 10 tonnes/hour of oxygen, lifting total plant oxygen production capacity to approximately 82 tonnes/hour, is not expected to be in production before the end of the second quarter.
Consequently, total production from Lihir Island for 2008 is anticipated to be in the range of 700 – 770 kozs, with the final outcome depending on ore grade and normal operating variability.
At Ballarat, production for the current year is expected to be approximately 40 – 50 kozs. This will take total production for the group to between 740 – 820 kozs, which will be a record for the company.
Unit costs for the current year will be influenced by the level of production, fuel prices and exchange rates in particular. However, while higher than prior periods, LGL’s costs will continue to benefit from the utilisation of geothermal power, assisting the company to maintain its position at the lower another end of the industry cost curve.
On the whole, 2008 should be an exciting year for the company as we bring Ballarat into production and reap the benefits of the expansion projects undertaken in 2007. We continue to make progress on plans to lift production in the future, our unhedged position enables us to take full advantage of the strength in the gold price, and our ungeared balance sheet provides enormous financial flexibility.
The full year financial result will be reased to the market on February 22, and I look forward to providing a further update on our performance.

/s/ Arthur Hood ARTHUR HOOD Managing Director
Fourth Quarter Production Report for the three months ended 31 December 2007      Page 3 of 11

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Lihir operations achieved a record mining performance during the year, with total material movements of 58 million tonnes.
OPERATIONS REVIEW
Production Overview
Lihir Operations

			Annual	Annual	Fourth	Third	Change	Change
					Quarter	Quarter	2007	Q4 07
			2007	2006	2007	2007	from	from
							2006	Q3 07
Mining	High grade ore mined	kt	6111	4204	1606	1047	45.4%	53.4%
	Economic grade ore mined	kt	4380	3751	1241	283	16.8%	338.5%
	Material moved	kt	58260	56150	15231	12547	3.8%	21.4%
Processing	Ore milled	kt	4816	4344	1521	1043	10.9%	45.8%
	Autoclave feed	kt	4598	4395	1304	1033	4.6%	26.2%
	Autoclave grade	g Au/t	5.51	5.14	4.8	5.91	7.2%	-18.8%
	Recovery	%	86	90.2	81.2	82.5	-4.7%	-1.6
	Gold poured	oz	700	651	168	156	7.5%	7.7%
(i) Mining
Lihir Island operations achieved a record mining performance during the year, with total meterial movements increasing by 3.8% to 58 million tonnes. Compared with the third quarter, material movements increased by 21.4% to 15.2 million tonnes as shovel maintenance and labour issues which had affected mine production in Q3 were resolved. The strong outcomes for the quarter and the year reflect the many improvements implemented in both the mine and maintenance departments over the past 18 months. Haul truck availabilities continued to exceed targets, averaging more than 85% for the year.
The focus of mining activity in the quarter remained in the Lienetz pit. Ore was sourced from Phase Six at the base of the pit, while stripping was taking place on the eastern side in Phase Eight, which will present the bulk of ore in the second half of 2008.
Mining operations continued to generate significantly higher tonnes of high and medium grade ore than indicated in the resource model, leading to increased contained ounces, although the average grade was below plan.
Fourth Quarter Production Report for the three months ended 31 December 2007      Page 4 of 11

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Exploration work during the quarter was focused on grass roots sampling in the north of the island, together with in-fill drilling in the existing resource. Two additional geothermal wells were drilled and put into production, and one well was reworked successfully, providing significant steam supply to the geothermal power station.
(ii) Processing
The expansion of the Lihir Island process plant was successfully completed in the year, through the installation of a flotation circuit and additional milling capacity, effectively lifting plant capacity to more than 6.5 million tonnes per year. The plant expansion represents an important step in improving the flexibility of the operation, removing grinding constraints and enhancing our ability to optimize gold and sulphur grades of autoclave feed. The new mills commenced commissioning in the second quarter, and the flotation circuit in July. While commissioning delays affected total production in the year, by the end of final quarter the flotation circuit and the new mills were exceeding name plate specifications. A total plant shut down is planned for 14 days in February to facilitate general plant maintenance and work on the new oxygen plant.
The benefits of the additional milling capacity are reflected in the throughput numbers for the quarter. Ore milled was at a record of 1.5 million tonnes, which converted to 1.3 million tonnes of autoclave feed, including 110,000 tonnes of flotation concentrate. A combination of higher than anticipated autoclave throughputs and lower than planned milling tonnages, meant that flotation plant utilization was reduced over the quarter, in turn affecting autoclave feed grades.
Autoclave feed grade reduced to 4.8 grams/tonne in the final quarter, taking the annual feed grade to 5.5 grams/tonne. The reduction in grade in the quarter was due to a number of factors:
1)	lower grade ore from the pit;

2)	unplanned maintenance on the primary crusher, which led to increased feed of lower grade stockpiled ore;

3)	harder than expected ore characteristics, which required blending with softer lower grade ore; and

4)	increased plant throughputs, which meant that cut off grades to the mill were reduced.
Further increases in mill tonnages in the current year should allow higher float Plant utilization, leading to higher autoclave feed grade, compared with the fourth quarter.
Recoveries in the quarter, at 81.2%, were in line with the prior quarter, reflecting the expected lower recoveries from flotation, together with a strategy of boosting plant throughputs, albeit at lower recovery rates to yield higher overall gold production.
A number of incremental process plant improvements were progressed during the quarter.
•	The CCD thickener which was converted from a grinding thickener to a washing thickener in the third quarter was brought into operation and delivered anticipated savings in lime consumption.

•	Work continued on installation of an automated back up oxygen storage facility, to provide a standby oxygen reservoir. This is expected to be completed in the current quarter.

•	The addition of a secondary Abon Sizer to the crushing circuit is proceeding to plan with commissioning expected in the current quarter.
Fourth Quarter Production Report for the three months ended 31 December 2007      Page 5 of 11

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Ballarat Goldfields
Mine Development Underground development work at Ballarat was halted due to a rock fall on November 19 which blocked the main decline approximately 740 metres from the portal. A remediation plan was implemented over the remainder of the quarter and decline access was restored from January 23. Additional support has been installed through the upper segments of the decline and in the rock fall area.
Surface development work continued during the quarter, with good progress on construction of the Golden Point shaft, which will provide ventilation for the northern end of the mine. The shaft is now at a depth of 66 metres and on track for completion in September, at a depth of more than 300 metres.
A total of 702 metres of underground development had been achieved prior to the fall.

Mining	Q4 07	Q3 07	Q2 07	Q1 07
Underground development (m)	702	1,069	1,064	894
Processing
Material processed during the quarter was mostly low-grade ore accessed from the Prince and Woah Hawp declines. Approximately 11,000 tonnes were processed and 357 oz produced, which was below plan due to interrupted ore supply from the mine. Construction of stage 2 of the process plant, the sulphide leaching section, began commissioning in the quarter with concentrate being processed from mid-January. Stockpiled concentrate will be processed over the course of the first half to fine-tune and optimise the plant ahead of the start of commercial production.
Fourth Quarter Production Report for the three months ended 31 December 2007      Page 6 of 11

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Geology
Resource exploration drilling continued in the Sulieman decline, however the main focus for the quarter was stope delineation drilling from the Prince and Woah Hawp declines. Drilling rates for the quarter were impacted by the rock fall in November. A number of assays were returned revealing further significant intersections.
Fourth Quarter Production Report for the three months ended 31 December 2007      Page 7 of 11

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
For the full year, total ounces sold increased 10%.
Financial Data
Lihir Operations

							Change	Change
		Fourth	Third	Full		Full	Q4 2007	FY 2007
		Quarter	Quarter	Year		Year	from	from
		2007	2007	2007		2006	Q3 2007	FY 2006
Gold sold	oz	179,510	170,700	707,339		642,531	5.2%	10.1%
Cash price	$/oz	794	677	666	*	510	17.3%	30.6%
Gold production	oz	168,013	156,468	700,211		650,811	7.4%	7.6%
Gross cash cost	$/oz	544	497	447		397	9.5%	12.6%
Total cash costs**	$/oz	377	322	301		297	17.1%	1.3%

*	Calculation of 2007 cash price per ounce includes deliveries into hedges in the first half. These hedge deliveries resulted in a cash hedging loss of $21.3 million.

**	Total cash costs per ounce have been favourably affected by an accounting adjustment during the quarter with effect from the start of the year whereby a higher proportion of site general and administrative costs are now included in the valuation of stockpiled ore. Prior quarter costs have therefore been adjusted accordingly. Financial data included in this report are subject to finalization of audited annual accounts. These are scheduled for release on 22 February 2008.
Ballarat Operations

		Fourth	Third	Full	Full
		Quarter	Quarter	Year	Year
		2007	2007	2007	2006
Gold sold	oz	0	1089	1089	—
Cash price	$/oz	—	734	734	—
Gold production	oz	357	523	880	—
Fourth Quarter Production Report for the three months ended 31 December 2007      Page 8 of 11

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Total Revenues
For the full year, total ounces sold increased 10% to 708,428 oz, including 1089 ounces from Ballarat.
For the quarter a total of 179,510 oz were sold, all sourced from Lihir Island. Sales were well above production due to run down in inventory.
The average cash price received in the quarter increased sharply to $794 an ounce, compared to $677 in the prior three months. Non-cash accounting adjustments for closed out hedges reduced revenues per ounce to $633, up from $554 from the third quarter. For the full year, the cash price was $666/oz after including the impact of hedge deliveries in the first half.
Costs
Unit costs are derived from expenses at Lihir Island, as Ballarat costs are currently being capitalised in pre-production phase. Ballarat revenues received from the sale of pre-production ounces have been offset in full against the cost of producing these ounces, with the costs excluded from unit cost calculations.
For the full year, total cash costs were $301 per ounce. This continues to put Lihir at the lower end of the cost curve in the industry. Cost increases were recorded in both mining and in processing, partly reflecting cost pressures being felt across the mining industry in fuel, labour and maintenance inputs.
Diesel prices increased by 8% over the year, and diesel consumption increased 11%, leading to a 20% rise in total diesel costs. Adverse currency movements also contributed to the cost increases, as approximately 60% of expenses are in Australian dollars or PNG Kina.
The rise in costs was particularly evident in the fourth quarter, when total cash costs increased to $377 per ounce, from $322 per ounce in the third quarter. Higher aggregate costs were recorded in the quarter, partly due to increased mining material movements and plant throughputs, and these translated into higher unit costs due to lower gold grades.
The cost performance continued to benefit from access to low cost geothermal power. Geothermal power production increased during the quarter, following installation of additional steam wells and the recommissioning of the 6MW station following its relocation. This additional power was able to meet the rise in power demand coming from the increased milling capacity installed as part of the flotation expansion.
Overall power generation costs increased approximately 7% during the year, due partly to higher heavy fuel oil prices, which rose by 4.5%, offsetting a 2.6% reduction in HFO tonnages.
Fourth Quarter Production Report for the three months ended 31 December 2007      Page 9 of 11

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
FURTHER INFORMATION
Contact for investor information:
Joe Dowling
GM Corporate Affairs
Tel: 07 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lglgold.com
Joel Forwood
Manager Investor Relations
Tel: 07 3318 3331
Mobile: +61 438 576 879
Email: joel.forwood@lglgold.com
Website: www.lglgold.com
Shareholder enquiries:
Queries related to share registry matters should be directed to:
Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152
Web site: www.computershare.com
Email: rachel.sakurai@computershare.com.au
ADR depositary:
The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel: +1 212 815 3700
Fax: +1 212 571 3050
Web site: www.adrbny.com
Principal office
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
Corporate office
Level 9, 500 Queen Street
Brisbane, Queensland 4000
Australia
Stock exchange listings
Australian Stock Exchange (LGL)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LGL)
Toronto Stock Exchange(LGG)
Issued capital
The current ordinary issued capital of the company is 1,903,911,260 ordinary shares and 585,984 Treasury shares.
Directors
Ross Garnaut – Chairman
Arthur Hood – Managing Director
Geoff Loudon
Peter Cassidy
Winifred Kamit
Bruce Brook
Alister Maitland
Mike Etheridge
Group Secretary
Stuart MacKenzie
Fourth Quarter Production Report for the three months ended 31 December 2007      Page 10 of 11

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Forward Looking Statements
This release contains certain forward-looking statements, which may include statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of LGL, which may cause actual results to differ materially from those contained in this announcement. LGL can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.
Competent Person
The information in this report that relates to Exploration Results, Mineral Resources and Exploration Potential is based on information compiled by Charles Carnie and Bradley Cox. Charles Carnie is an employee of Lihir Gold Ltd, is a member of the Australian Institute of Geoscientists and is a Competent Person under the definition of the 2004 JORC Code. Bradley Cox is an employee of Lihir Gold Ltd, is a member of The Australasian Institute of Mining and Metallurgy and is a Competent Person under the definition of the 2004 JORC Code. Both Mr Carnie and Mr Cox consent to the publication of this information in the form and content in which it appears. The term Mineral Resources are used in accordance with their definitions of the 2004 JORC Code, which is available at www.jorc.org.
Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that and a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-26860, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.
Fourth Quarter Production Report for the three months ended 31 December 2007      Page 11 of 11

Q4 Production Report Jan 30, 2008
Forward-looking statements This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in Lihir’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”) Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. Ballarat Goldfields N.L. does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. Lihir can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved. The foregoing material is a presentation of general background information about Lihir’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Some of the information contained in this presentation includes certain un-audited non-GAAP measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of Lihir’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, Lihir’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of Lihir. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain t erms in this presentation, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-26860, which may be secured from us, or from the SEC’s website at www.sec.gov/edgar.shtml

1

Another record year Record material movements Record gold + Record mill throughput= production of + 701 kozs Record autoclave throughput · Flotation expansion and additional milling capacity installed and commissioned · Geothermal power plant expansion commissioned · A$1.2 billion capital raising complete. Hedge book eliminated · Good progress on +1 million oz feasibility study · Ballarat on track for commercial production by year end.
Record annual production (Gold production, oz, 000)

2

Quarterly production Gold production (oz, 000)
Record material movements Material Movements (Mt)

3

Record mill throughput Ore Milled (Tonnes, mln)
Record autoclave throughput Autoclave Throughput (Annual, Mt)

4

Autoclave throughput Throughput (tonnes / op hr / per autoclave)
Flotation expansion Original process stream Post flotation project

5

Gold grade Mill head grade, (g/t)
More tonnes, lower grade, more oz In situ, ex pit. Excludes low grade ore

6

Rising gold price Cash price ($US/oz)
Margins expanding (US$)

7

Cost curve — 2005 (Total cash costs/oz)
Cost curve — 2006 (Total cash costs/oz)

8

Cost curve — 2007 (Total cash costs/oz)
+1mozpa project · Feasibility study design and engineering complete · Major equipment budget quotations received · Construction budget and schedule being finalised · Benefits identified in early construction of crushing circuit, leach circuit and water supply · Geothermal power supply options being progressed

9

Remediation completed
Ballarat infrastructure progressing · Golden Point shaft progressing well · Stage two of process plant in commissioning · Aiming for commercial production by end of 2008

10

2008 Outlook Lihir · Total annual material movements ~ 60 million tonnes · A/C throughput of ~ 5.0 million tonnes · Gold grade to autoclaves ~ 5-5.3 g/t · Total gold production ~ 700-770 kozs · Full year total cash costs sub-$350/oz Ballarat · Commercial production by year end · 2008 production of approximately 40-50 kozs
Trend remains intact * Subject to expansion construction schedule

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www.lglgold.com

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